Prospectus Supplement No. 2	Filed Pursuant to Rule 424(b)(3)
to Prospectus dated July 1, 2008	Registration Statement No. 333-151491
GEOVAX LABS, INC.
40,161,020 Shares of Common Stock
     We are supplementing the prospectus dated July 1, 2008 covering the sale of up to 40,161,020 shares of our common stock, $0.001 par value, by Fusion Capital Fund II, LLC to add certain information contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, which was filed with the Securities and Exchange Commission on November 10, 2008.
     This prospectus supplement supplements information contained in the prospectus dated July 1, 2008, as supplemented by Prospectus Supplement No. 1 dated August 26, 2008. This prospectus supplement should be read in conjunction with the prospectus dated July 1, 2008, including any previous supplements and amendments thereto, which are to be delivered with this prospectus supplement.
     This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated July 1, 2008, including any previous supplements and amendments thereto.
     Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 3 of the prospectus dated July 1, 2008 for a discussion of these risks.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is November 12, 2008.

Part I — FINANCIAL INFORMATION
Item 1 Financial Statements
GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2008	2007
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,784,706	$1,990,356
Grant funds receivable	275,847	93,260
Stock subscriptions receivable	—	897,450
Prepaid expenses and other	302,456	49,748

Total current assets	3,363,009	3,030,814

Property and equipment, net of accumulated depreciation of $96,067 and $76,667 at September 30, 2008 and December 31, 2007, respectively	127,390	75,144

Other assets:
Licenses, net of accumulated amortization of $128,054 and $109,390 at September 30, 2008 and December 31, 2007, respectively	120,802	139,466
Deferred offering costs	245,592	—
Deposits	980	980

Total other assets	367,374	140,446

Total assets	$3,857,773	$3,246,404

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$352,249	$390,993
Amounts payable to Emory University (a related party)	163,567	156,225
Accrued salaries	—	51,320

Total current liabilities	515,816	598,538

Commitments
Stockholders’ equity:
Common stock, $.001 par value, 900,000,000 shares authorized 745,197,570 and 731,627,926 shares outstanding at September 30, 2008 and December 31, 2007, respectively	745,198	731,628
Additional paid-in capital	15,811,138	12,441,647
Deficit accumulated during the development stage	(13,214,379)	(10,525,409)

Total stockholders’ equity	3,341,957	2,647,866

Total liabilities and stockholders’ equity	$3,857,773	$3,246,404

See accompanying notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended		From Inception
	September 30,		September 30,		(June 27,2001) to
	2008	2007	2008	2007	September 30, 2008
Revenues
Grant revenue	$1,322,502	$—	$2,298,571	$—	$5,946,756

	1,322,502	—	2,298,571	—	5,976,756

Operating expenses:
Research and development	1,362,490	360,227	2,725,176	1,273,245	11,475,350
General and administrative	698,948	814,803	2,322,292	1,864,978	7,950,349

Total operating expenses	2,061,438	1,175,030	5,047,468	3,138,223	19,425,699

Loss from operations	(738,936)	(1,175,030)	(2,748,897)	(3,138,223)	(13,478,943)

Other income (expense)
Interest income	16,828	9,511	59,927	52,297	270,233
Interest expense	—	—	—	—	(5,669)

	16,828	9,511	59,927	52,297	264,564

Net loss and comprehensive loss	$(722,108)	$(1,165,519)	$(2,688,970)	$(3,085,926)	$(13,214,379)

Basic and diluted:
Loss per common share	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.03)
Weighted average shares	744,082,804	712,834,703	738,098,197	712,814,124	412,194,519
See accompanying notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

					Deficit
					Accumulated	Total
				Stock	during the	Stockholders’
	Common Stock		Additional	Subscription	Development	Equity
	Shares	Amount	Paid In Capital	Receivable	Stage	(Deficiency)
Capital contribution at inception (June 27, 2001)	—	$—	$10	$—	$—	$10
Net loss for the year ended December 31, 2001	—	—	—	—	(170,592)	(170,592)

Balance at December 31, 2001	—	—	10	—	(170,592)	(170,582)
Sale of common stock for cash	139,497,711	139,498	(139,028)	—	—	470
Issuance of common stock for technology license	35,226,695	35,227	113,629	—	—	148,856
Net loss for the year ended December 31, 2002	—	—	—	—	(618,137)	(618,137)

Balance at December 31, 2002	174,724,406	174,725	(25,389)	—	(788,729)	(639,393)
Sale of common stock for cash	61,463,911	61,464	2,398,145	—	—	2,459,609
Net loss for the year ended December 31, 2003	—	—	—	—	(947,804)	(947,804)

Balance at December 31, 2003	236,188,317	236,189	2,372,756	—	(1,736,533)	872,412
Sale of common stock for cash and stock subscription receivable	74,130,250	74,130	2,915,789	(2,750,000)	—	239,919
Cash payments received on stock subscription receivable	—	—	—	750,000	—	750,000
Issuance of common stock for technology license	2,470,998	2,471	97,529	—	—	100,000
Net loss for the year ended December 31, 2004	—	—	—	—	(2,351,828)	(2,351,828)

Balance at December 31, 2004	312,789,565	312,790	5,386,074	(2,000,000)	(4,088,361)	(389,497)
Cash payments received on stock subscription receivable	—	—	—	1,500,000		1,500,000
Net loss for the year ended December 31, 2005	—	—	—	—	(1,611,086)	(1,611,086)

Balance at December 31, 2005	312,789,565	312,790	5,386,074	(500,000)	(5,699,447)	(500,583)
Cash payments received on stock subscription receivable	—	—	—	500,000	—	500,000
Conversion of preferred stock to common stock	177,542,538	177,543	897,573	—	—	1,075,116
Common stock issued in connection with merger	217,994,566	217,994	1,494,855	—	—	1,712,849
Issuance of common stock for cashless warrant exercise	2,841,274	2,841	(2,841)	—	—	—
Net loss for the year ended December 31, 2006	—	—	—	—	(584,166)	(584,166)

Balance at December 31, 2006	711,167,943	711,168	7,775,661	—	(6,283,613)	2,203,216
Sale of common stock for cash	20,336,433	20,336	3,142,614	—	—	3,162,950
Issuance of common stock upon stock option exercise	123,550	124	4,876	—	—	5,000
Stock-based compensation expense	—	—	1,518,496	—	—	1,518,496
Net loss for the year ended December 31, 2007	—	—	—	—	(4,241,796)	(4,241,796)

Balance at December 31, 2007	731,627,926	731,628	12,441,647	—	(10,525,409)	2,647,866
Continued on following page

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

					Deficit
					Accumulated	Total
				Stock	during the	Stockholders’
	Common Stock		Additional	Subscription	Development	Equity
	Shares	Amount	Paid In Capital	Receivable	Stage	(Deficiency)
Balance at December 31, 2007	731,627,926	731,628	12,441,647	—	(10,525,409)	2,647,866
Sale of common stock for cash in private placement transactions (unaudited)	8,806,449	8,806	1,356,194	—	—	1,365,000
Transactions related to common stock purchase agreement with Fusion Capital (unaudited):
Sale of common stock for cash, including shares issued for deferred fees	1,682,685	1,683	238,317	—	—	240,000
Advance issuance of common stock for prepaid commitment fees and due diligence costs	2,680,510	2,681	387,319	—	—	390,000
Amortization of deferred offering costs	—	—	(238,317)	—	—	(238,317)
Stock-based compensation (unaudited)
Stock options	—	—	1,446,298	—	—	1,446,298
Consultant warrants	—	—	118,080	—	—	118,080
Issuance of common stock for consulting services	400,000	400	61,600	—	—	62,000
Net loss for the nine months ended September 30, 2008 (unaudited)	—	—	—	—	(2,688,970)	(2,688,970)

Balance at September 30, 2008 (unaudited)	745,197,570	$745,198	$15,811,138	$—	$(13,214,379)	$3,341,957

See accompanying notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

			From Inception
	Nine Months Ended September 30,		(June 27, 2001) to
	2008	2007	September 30, 2008
Cash flows from operating activities:
Net loss	$(2,688,970)	$(3,085,926)	$(13,214,379)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	38,064	41,729	224,121
Accretion of preferred stock redemption value	—	—	346,673
Stock-based compensation expense	1,620,295	928,302	3,138,791
Changes in assets and liabilities:
Grant funds receivable	(182,587)	—	(275,847)
Prepaid expenses and other current assets	(246,625)	14,377	(296,373)
Deposits	—	—	(980)
Accounts payable and accrued expenses	(82,722)	490,345	515,816

Total adjustments	1,146,425	1,474,753	3,652,201

Net cash used in operating activities	(1,542,545)	(1,611,173)	(9,562,178)

Cash flows from investing activities:
Purchase of property and equipment	(71,646)	—	(223,457)

Net cash used in investing activities	(71,646)	—	(223,457)

Cash flows from financing activities:
Net proceeds from sale of common stock	2,502,450	255,000	11,930,807
Costs associated with common stock purchase agreement	(93,909)	—	(93,909)
Net proceeds from exercise of stock options	—	—	5,000
Net proceeds from sale of preferred stock	—	—	728,443

Net cash provided by financing activities	2,408,541	255,000	12,570,341

Net increase (decrease) in cash and cash equivalents	794,350	(1,356,173)	2,784,706
Cash and cash equivalents at beginning of period	1,990,356	2,088,149	—

Cash and cash equivalents at end of period	$2,784,706	$731,976	$2,784,706

Supplemental disclosure of cash flow information:
Interest paid	$—	$—	$5,669
See accompanying notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
September 30, 2008
1. Description of Company and Basis of Presentation
GeoVax Labs, Inc. (“GeoVax” or the “Company”), is a development stage biotechnology company engaged in research and development activities with a mission to develop, license and commercialize the manufacture and sale of human vaccines for diseases caused by Human Immunodeficiency Virus (HIV) and other infectious agents. The Company has exclusively licensed from Emory University certain Acquired Immune Deficiency Syndrome (AIDS) vaccine technology which was developed in collaboration with the National Institutes of Health and the Centers for Disease Control and Prevention.
GeoVax was originally incorporated under the laws of Illinois as Dauphin Technology, Inc. (“Dauphin”). Until December 2003, Dauphin marketed mobile hand-held, pen-based computers and broadband set-top boxes and provided private, interactive cable systems to the extended stay hospitality industry. Dauphin was unsuccessful and its operations were terminated in December 2003. On September 28, 2006, Dauphin completed a merger (the “Merger”) with GeoVax, Inc. which was incorporated on June 27, 2001 (date of “inception”). As a result of the Merger, the shareholders of GeoVax, Inc. exchanged their shares of common stock for Dauphin common stock and GeoVax, Inc. became a wholly-owned subsidiary of Dauphin. In connection with the Merger, Dauphin changed its name to GeoVax Labs, Inc., replaced its officers and directors with those of GeoVax, Inc. and moved its offices to Atlanta, Georgia. The Company currently does not plan to conduct any business other than GeoVax, Inc.’s business of developing new products for protection from, and treatment of, human diseases. The Merger was accounted for under the purchase method of accounting as a reverse acquisition in accordance with U.S. generally accepted accounting principles. Under this method of accounting, Dauphin was treated as the “acquired” company and, for accounting purposes, the Merger was treated as the equivalent of GeoVax, Inc. issuing stock for the net monetary assets of Dauphin, accompanied by a recapitalization of GeoVax, Inc. Accordingly, all financial information prior to September 28, 2006 presented in the accompanying condensed consolidated financial statements, or in the notes herein, as well as any references to prior operations, are those of GeoVax, Inc. In June 2008, the Company was reincorporated under the laws of the State of Delaware.
The Company is a development stage enterprise as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises”, and we are devoting substantially all of our present efforts to research and development. We have funded our activities to date almost exclusively from equity financings and government grants. We will continue to require substantial funds to continue our research and development activities, including preclinical studies and clinical trials of our product candidates, and to commence sales and marketing efforts, if the United States Food and Drug Administration (“FDA”) or other regulatory approvals are obtained.
In September 2007, the National Institutes of Health awarded the Company a grant of approximately $15 million (approximately $3 million awarded annually) to be funded over a 5 year period (see Note 7). Management expects that the proceeds from this grant, combined with our existing cash resources, will be sufficient to fund our planned research and development activities through the first half of 2009, but that additional funds will be necessary to meet our future operating cash flow requirements. In May 2008, we entered into a $10 million common stock purchase agreement with a third party institutional fund (see Note 4) which we intend to utilize to help meet our additional cash needs. The extent to which we rely on the common stock purchase agreement as a source of funding will depend on a number of factors including the prevailing market price of our common stock and the extent to which we can secure working capital from other sources if we choose to seek such other sources. Even if we are able to access the full $10 million under the arrangement, we may still need additional capital to fully implement our future business, operating and development plans. While we believe that we will be successful in obtaining the necessary financing to fund our operations through the aforementioned financing arrangement or through other sources, there can be no assurances that such additional funding will be achieved and that we will succeed in our future operations. If we fail to obtain additional funding when needed, we will be forced to scale back, or terminate, our operations, or to seek to merge with or to be acquired by another company.
The accompanying financial statements at September 30, 2008 and for the three month and nine month periods ended September 30, 2008 and 2007 are unaudited, but include all adjustments, consisting of normal recurring entries, which we believe to be necessary for a fair presentation of the dates and periods presented. Interim results are not necessarily indicative of results for a full year. The financial statements should be read in conjunction with our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007. Our operating results are expected to fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should we be unable to continue in existence.
The Company disclosed in Note 2 to its financial statements included in the Form 10-K for the year ended December 31, 2007 those accounting policies that it considers significant in determining its results of operations and financial position. There have been no material changes to, or application of, the accounting policies previously identified and described in the Form 10-K.
2. New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which became effective for the Company on January 1, 2008. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value under generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. In February 2008, the FASB issued Staff Position No. 157-2, (“FSP 157-2”) which delays the January 1, 2008, effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. Implementation of these standards had no impact on our results of operations, financial position, or cash flows.
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. If and when GeoVax acquires one or more entities in the future, we will apply SFAS 141(R) for the purposes of accounting for such acquisitions.
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. GeoVax presently has no such noncontrolling interests. If and at such time as such an interest exists, we will apply SFAS 160.
Effective January 1, 2008, we adopted FASB Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. We currently have no instruments for which we are applying the fair value accounting option provided by SFAS 159, therefore the adoption of SFAS 159 had no impact on our results of operations, financial position, or cash flows.
Effective January 1, 2008, we adopted FASB Emerging Issues Task Force Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-3”). EITF No. 07-3 addresses the diversity that exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF 07-3, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. The adoption of EITF 07-3 did not have a material impact on our results of operations, financial position, or cash flows.
In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging.” SFAS 161 is effective for fiscal years beginning after

November 15, 2008. We will adopt SFAS 161 in the first quarter of 2009 and currently expect such adoption to have no impact on our results of operations, financial position, or cash flows.
In April 2008, the FASB issued Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 will be effective for GeoVax in the first quarter of 2009. We are currently assessing the impact of FSP 142-3 on our financial statements.
In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 will become effective 60 days following Securities and Exchange Commission (“SEC”) approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” We do not anticipate the adoption of SFAS 162 to have a material impact on our results of operations, financial position, or cash flows.
In June 2008, the FASB issued Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“EITF 03-6-1”). EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore, need to be included in the earnings allocation in calculating earnings per share under the two-class method described in FASB Statement of Financial Accounting Standards No. 128, “Earnings per Share.” EITF 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. EITF 03-6-1 will be effective for GeoVax in the first quarter of 2009. We are currently assessing the impact of EITF 03-6-1, but do not expect that such adoption will have a material, if any, effect on our results of operations, financial position, or cash flows.
We do not believe that any other recently issued, but not yet effective, accounting or reporting standards if currently adopted would have a material effect on our financial statements.
3. Basic and Diluted Loss Per Common Share
Basic net loss per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares primarily consist of employee stock options and warrants issued to investors. Common share equivalents which potentially could dilute basic earnings per share in the future, and which were excluded from the computation of diluted loss per share, as the effect would be anti-dilutive, totaled approximately 111.5 million and 63.6 million shares at September 30, 2008 and 2007, respectively.
4. Stockholders’ Equity
Common Stock Transactions
In January 2008, we entered into an agreement with a third party consultant for investor relations and financial consulting services. The agreement provides for the issuance during 2008 of an aggregate 500,000 shares of our common stock, 400,000 of which have been issued as of September 30, 2008. We have recorded general and administrative expense of $18,084 and $55,917 for the three month and nine month periods ended September 30, 2008, respectively, pursuant to this arrangement, with $6,083 recorded as a prepaid expense as of September 30, 2008.
During April and May 2008, we sold an aggregate of 8,806,449 shares of our common stock to 16 individual accredited investors for an aggregate purchase price of $1,365,000. We also issued to the investors warrants to purchase an aggregate of 14,104,841 shares of common stock at a price of $0.33 per share with four or five year terms.
Common Stock Purchase Agreement
In May 2008, we signed a common stock purchase agreement (the “Purchase Agreement”) with Fusion Capital Fund II, LLC (“Fusion”). The Purchase Agreement allows us to require Fusion to purchase up to $10 million of our common stock in amounts ranging from $80,000 to $1.0 million per purchase transaction, depending on certain conditions, from time to time over a 25-month period beginning July 1, 2008, the date on which the SEC declared effective the registration statement related to the transaction.
The purchase price of the shares related to the $10 million of future funding will be based on the prevailing market prices of our shares at the time of the sales without any fixed discount, and we will control the timing and amount of any sales of shares to Fusion. Fusion does not have the right or the obligation to purchase any shares of our common stock on any business day that the purchase price of our common stock is below $0.05. The Purchase Agreement may be terminated by us at any time at our discretion without any additional cost to us. There are no negative covenants, restrictions on future financings, penalties or liquidated damages in the agreement.
In consideration for entering into the Purchase Agreement, and upon the execution of the Purchase Agreement we issued to Fusion 2,480,510 shares of our common stock as a commitment fee, and we agreed to issue to Fusion up to an additional 2,480,510 commitment fee shares, on a pro rata basis, as we receive the $10 million of future funding. We also issued 200,000 shares of our common stock to Fusion (together with a nominal cash advance) as reimbursement for due diligence expenses. We have reserved 37,480,510 of our authorized but unissued shares, in the aggregate, for issuance pursuant to the Purchase Agreement (including the 2,480,510 unissued commitment fee shares). We have recorded the aggregate value of the commitment fee shares, due diligence fee shares and cash payment issued to Fusion, together with the legal and accounting fees associated with the transaction and the SEC registration, as a Deferred Offering Cost and such cost will be charged to stockholders’ equity upon the issuance of shares sold to Fusion pursuant to the Purchase Agreement. During the three month period ending September 30, 2008, we sold 1,623,153 shares to Fusion under the terms of the Purchase Agreement for an aggregate purchase price of $240,000, and issued an additional 59,532 shares to Fusion pursuant to our deferred commitment fee arrangement. Subsequent to September 30, 2008 (during October and early November), we sold another 737,394 shares to Fusion for an aggregate purchase price of $100,000, and issued an additional 24,806 shares pursuant to our deferred commitment fee arrangement.
Stock Options
We currently have one equity-based compensation plan from which stock-based compensation awards can be granted to employees, directors and consultants. The following table summarizes stock option activity for the nine months ended September 30, 2008:

		Weighted Average
	Number of Shares	Exercise Price
Outstanding at December 31, 2007	39,861,090	$0.12
Granted	3,845,000	0.17
Exercised	—	—
Forfeited or Expired	(133,333)	0.36

Outstanding at September 30, 2008	43,572,757	$0.13

Exercisable at September 30, 2008	34,757,757	$0.10
We recorded total stock-based compensation expense related to our stock option plan of $347,606 and $1,446,298 for the three month and nine month periods ending September 30, 2008, respectively; and $599,543 and $874,527 for the three month and nine month periods ending September 30, 2007, respectively. The 2008 expense for the nine month period includes $425,725 associated with extensions of previously issued stock option grants to several employees, which are accounted for as reissuances. The 2007 expense for the three and nine month periods also includes a similar expense of $227,288 for stock option extensions. The table below shows the allocation of stock-based compensation expense related to our stock option plan between general and administrative expense and research and development expense. As of September 30, 2008, there was $1,887,260 of unrecognized compensation expense related to stock-based compensation arrangements, which is expected to be recognized over a weighted average period of 1.6 years.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Expense Allocated to:	2008	2007	2008	2007

General and Administrative Expense	$293,894	$426,529	$1,007,361	$687,628
Research and Development Expense	53,712	173,014	438,937	186,899

Total Stock-Based Compensation Expense	$347,606	$599,543	$1,446,298	$874,527

Compensatory Warrants
We may, from time to time, issue stock purchase warrants to consultants or others in exchange for services. The following table summarizes our compensatory warrant activity for the nine months ended September 30, 2008:

		Weighted Average
	Number of Shares	Exercise Price

Outstanding at December 31, 2007	2,700,000	$0.33
Granted	2,700,000	0.33
Exercised	—	—
Forfeited or Expired	(2,700,000)	0.33

Outstanding at September 30, 2008	2,700,000	$0.33

Exercisable at September 30, 2008	2,160,000	$0.33
Expense associated with compensatory warrants was $40,140 and $118,080, for three month and nine month periods ending September 30, 2008, respectively, and $53,775 for the three and nine month periods ending September 30, 2007, all of which was allocated to general and administrative expense. As of September 30, 2008, there was $40,140 of unrecognized compensation expense related to compensatory warrant arrangements, which is expected to be recognized over a weighted average period of 0.25 years.
Investment Warrants
In addition to outstanding stock options and compensatory warrants, as of September 30, 2008 we have a total of 65,181,345 outstanding stock purchase warrants issued to investors (inclusive of the 14,104,841 warrants issued to investors during 2008 as discussed under “Common Stock Transactions” above) with exercise prices ranging from $0.07 to $0.75 per share. Such warrants have a weighted-average exercise price of $0.25 per share and a weighted-average remaining contractual life of 2.9 years.
5. Commitments
At September 30, 2008, there are approximately $653,000 of unrecorded contractual commitments associated with our vaccine manufacturing activities, for services expected to be rendered to us during the remainder of 2008 and early 2009.
During July 2008, we signed a non-binding letter of intent for a joint collaboration and commercial license for the use of vaccine manufacturing technology owned by Vivalis S.A., a French biopharmaceutical company. Subsequent to the signing of the letter of intent, we paid a signing fee of approximately $241,000 to Vivalis (recorded as a Prepaid Expense in the accompanying Condensed Consolidated Balance Sheet), and upon execution of the final license agreement, we will incur a commitment of approximately $1.1 million as our contribution to the joint development effort during 2008 and 2009.
6. Income Taxes
Because of our historically significant net operating losses, we have not been subject to income taxes since inception. We maintain deferred tax assets that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These deferred tax assets are comprised primarily of net operating loss carryforwards and also include amounts relating to nonqualified stock options and research and development credits. The net deferred tax asset has been fully offset by a valuation allowance because of the uncertainty of our future profitability and our ability to utilize the deferred tax assets. Utilization of operating losses and credits may be subject to substantial annual limitations due to ownership change provisions of Section 382 of the Internal Revenue Code. The annual limitation may result in the expiration of net operating losses and credits before utilization.
7. NIH Grant Funding
In September 2007, the National Institutes of Health (NIH) awarded us an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant to support our HIV/AIDS vaccine program. The project period for the grant covers a five year period commencing October 2007, with an award of approximately $3 million per year, or $15 million in the aggregate. We are utilizing this funding to further our HIV/AIDS vaccine development, optimization, production and human clinical trial testing including Phase 2 human clinical trials planned for 2008. We record revenue associated with the grant as the related costs and expenses are incurred. During the nine months ended September 30, 2008, we recorded $2,298,571 of revenue associated with the grant, $275,847 of which was received in October 2008 and is recorded as a receivable at September 30, 2008 in the accompanying Condensed Consolidated Balance Sheet.
Item 2 Management’s Discussion and Analysis of Financial Condition And Results of Operations
FORWARD LOOKING STATEMENTS
In addition to historical information, the information included in this Form 10-Q contains forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and should not be relied upon as predictions of future events. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and may be incapable of being realized. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:
whether we can raise additional capital as and when we need it;
whether we are successful in developing our product;
whether we are able to obtain regulatory approvals in the United States and other countries for sale of our product;
whether we can compete successfully with others in our market; and
whether we are adversely affected in our efforts to raise cash by the volatility and disruption of local and national economic, credit and capital markets and the economy in general.
Readers are cautioned not to place undue reliance on forward-looking statements, which reflect our management’s analysis only. We assume no obligation to update forward-looking statements.
Management’s discussion and analysis of results of operations and financial condition are based upon our financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis we evaluate these estimates based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
Overview
GeoVax is a clinical stage biotechnology company focused on developing human vaccines for diseases caused by Human Immunodeficiency Virus and other infectious agents. We have exclusively licensed from Emory University certain AIDS vaccine technology which was developed in collaboration with the National Institutes of Health and the Centers for Disease Control and Prevention.
Our AIDS vaccine candidates have successfully completed preclinical efficacy testing in non-human primates and Phase 1 clinical testing trials in humans. The human trial was conducted by the HIV Vaccine Trials Network (HVTN), a division of the National Institute of Allergy and Infectious Disease (NIAID) of the National Institutes of Health (NIH) and was satisfactorily concluded in June 2004. A series of four additional Phase 1 human trials (conducted by the HVTN) evaluating our AIDS vaccines at several locations in the United States began in April 2006. One trial began in April 2006, a second trial began in September 2006, and the third and fourth trials began in July 2007.
We anticipate beginning a Phase 2 human clinical trial for our preventative AIDS vaccine candidate in during the fourth quarter of 2008, subject to FDA review and clearance of the manufacturing data, and initiation of the clinical trial sites by the HVTN. The costs of conducting our human clinical trials to date have been borne by HVTN, with GeoVax incurring costs associated with manufacturing the clinical vaccine supplies and other study support. HVTN will also bear the cost of conducting our Phase 2 human clinical study planned for 2008, but we can not predict the level of support we will receive from HVTN for any additional clinical studies. Our operations are also partially supported by an Integrated Preclinical/Clinical AIDS Vaccine Development [IPCAVD] Grant from the NIH. We expect this grant to provide approximately $15 million (approximately $3 million awarded annually) to us over a five year period that began in October 2007. As we progress to the later stages of our vaccine development activities, government financial support may be more difficult to obtain, or may not be available at all. It will, therefore, be necessary for us to look to other sources of funding in order to finance our development activities.
We anticipate incurring additional losses for several years as we expand our drug development and clinical programs and proceed into higher cost human clinical trials. Conducting clinical trials for our vaccine candidates in development is a lengthy, time-consuming and expensive process. We do not expect to generate product sales from our development efforts for several years. If we are unable to successfully develop and market pharmaceutical products over the next several years, our business, financial condition and results of operations will be adversely impacted.
Critical Accounting Policies and Estimates
We have identified the following accounting principles that we believe are key to an understanding of our financial statements. These important accounting policies require management’s most difficult, subjective judgments.
Other Assets
Other assets consist principally of license agreements for the use of technology obtained through the issuance of the Company’s common stock. These license agreements are amortized on a straight line basis over ten years.
Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the discounted expected future net cash flows from the assets.
Revenue Recognition
We recognize revenue in accordance with the SEC’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition, (“SAB No. 104”). SAB No. 104 provides guidance in applying U.S. generally accepted accounting principles to revenue recognition issues, and specifically addresses revenue recognition for upfront, nonrefundable fees received in connection with research collaboration agreements. Our revenue consists primarily of government grant revenue, which is recorded as income as the related costs are incurred.
Stock-Based Compensation
Effective January 1, 2006, we adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No.123 (revised 2004), Share-Based Payments (“SFAS 123R”), which requires the measurement and recognition of compensation expense for all share-based payments made to employees and directors based on estimated fair values on the grant date. SFAS 123R replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. We adopted SFAS 123R using the prospective application method which requires us to apply the provisions of SFAS 123R prospectively to new awards and to awards modified, repurchased or cancelled after December 31, 2005. Awards granted after December 31, 2005 are valued at fair value in accordance with the provisions of SFAS 123R and recognized on a straight line basis over the service periods of each award.
Liquidity and Capital Resources
At September 30, 2008, we had cash and cash equivalents of $2,784,706 and total assets of $3,857,773, as compared to $1,990,356 and $3,246,404, respectively, at December 31, 2007. Working capital totaled $2,847,193 at September 30, 2008, compared to $2,432,276 at December 31, 2007.
Sources and Uses of Cash. We are a development-stage company and do not have any products approved for sale. Due to our significant research and development expenditures, we have not been profitable and have generated operating losses since our inception in 2001. Our primary sources of cash are from sales of our equity securities and from government grant funding.
Cash Flows from Operating Activities. Net cash used in operating activities was $1,542,545 for the nine months ended September 30, 2008, as compared to $1,611,173 for the comparable period in 2007. Generally, the differences between years are due to fluctuations in our net losses, offset by net changes in our assets and liabilities.
In September 2007, the National Institutes of Health (NIH) awarded us an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant to support our HIV/AIDS vaccine program. The project period for the grant covers a five year period which commenced October 2007, with an award of approximately $3 million per year, or $15 million in the aggregate. We are utilizing this funding to further our HIV/AIDS vaccine development, optimization, and production for human clinical trial testing. The funding we receive pursuant to this grant is recorded as revenue at the time the related expenditures are incurred, and thus partially offsets our net losses.
Cash Flows from Investing Activities. Our investing activities have consisted predominantly of capital expenditures. Capital expenditures for the nine months ended September 30, 2008 and 2007 were $71,646 and $-0-, respectively.
Cash Flows from Financing Activities. Net cash provided by financing activities was $2,408,541 and $255,000 for the nine months ended September 30, 2008 and 2007, respectively. The cash generated by our financing activities generally relates to the sale of our common stock to individual accredited investors and to Fusion Capital, offset by costs associated with our financing arrangement with Fusion Capital (see below).
In May 2008, we signed a common stock purchase agreement with Fusion Capital Fund II, LLC, an Illinois limited liability company (“Fusion”) which provides for the sale of up to $10 million of shares of our common stock. In connection with this agreement, we agreed to file a registration statement related to the transaction with the SEC covering the shares that have been issued or may be issued to Fusion under the common stock purchase agreement. The SEC declared effective the registration statement on July 1, 2008, and we now have the right until July 1, 2010 to sell our shares of common stock to Fusion from time to time in amounts ranging from $80,000 to $1 million per purchase transaction, depending on certain conditions as set forth in the agreement. During the three months ended September 30, 2008 we received $240,000 from the sale of our common stock to Fusion pursuant to this arrangement.
We believe that our current working capital, combined with the proceeds from the IPCAVD grant awarded annually from the NIH, will be sufficient to support our planned level of operations through the second quarter of 2009, and that future proceeds we may receive under our agreement with Fusion will help support our operations beyond that time. The extent to which we rely on the Fusion agreement as a source of funding will depend on a number of factors including the prevailing market price of our common stock and the extent to which we can secure working capital from other sources if we choose to seek such other sources. Even if we are able to access the full $10 million under the Fusion agreement, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects. While we believe that we will be successful in obtaining the necessary financing to fund our operations through the agreement with Fusion or through other sources, there can be no assurances that such additional funding will be available to us on reasonable terms or at all.
Our capital requirements, particularly as they relate to product research and development, have been and will continue to be significant. We intend to seek FDA approval of our products, which may take several years. We will not generate revenues from the sale of our products for at least several years, if at all. We will be dependent on obtaining financing from third parties in order to maintain our operations, including our clinical program. Due to the existing uncertainty in the capital and credit markets, and adverse regional and national economic conditions which may persist or worsen, capital may not be available on terms acceptable to the Company or at all. If we fail to obtain additional funding when needed, we would be forced to scale back, or terminate, our operations, or to seek to merge with or to be acquired by another company.
We have no off-balance sheet arrangements that are likely or reasonably likely to have a material effect on our financial condition or results of operations.
Contractual Obligations and Commitments. At September 30, 2008, there are approximately $653,000 of unrecorded contractual commitments associated with our vaccine manufacturing activities, for services expected to be rendered to us during the remainder of 2008 and early 2009.

During July 2008, we signed a non-binding letter of intent for a joint collaboration and commercial license for the use of vaccine manufacturing technology owned by Vivalis S.A., a French biopharmaceutical company. Subsequent to the signing of the letter of intent, we paid a signing fee of approximately $241,000 to Vivalis, and upon execution of the final license agreement, we will incur a commitment of approximately $1.1 million as our contribution to the joint development effort during 2008 and 2009.
We have no other significant purchase commitments, lease obligations, long-term debt obligations or other long-term liabilities.
Results of Operations
Net Loss. We recorded a net loss of $722,108 for the three months ended September 30, 2008 as compared to $1,165,519 for the three months ended September 30, 2007. For the nine months ended September 30, 2008, we recorded a net loss of $2,688,970, as compared to a net loss of $3,085,926 for the nine months ended September 30, 2007. Our net losses typically fluctuate due to the timing of activities and related costs associated with our vaccine research and development activities and our general and administrative costs, as described in more detail below.
Grant Revenue. During the three and nine month periods ended September 30, 2008 we recorded grant revenue of $1,322,502 and $2,298,571, respectively. No grant revenue was recording during the comparable periods in 2007. In September 2007, the National Institutes of Health (NIH) awarded to GeoVax an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant to support our HIV/AIDS vaccine program. The project period for this grant covers a five year period which commenced in October 2007, with an award of approximately $3 million per year, or $15 million in the aggregate. We will utilize this funding to further our HIV/AIDS vaccine development, optimization, and production for human clinical trial testing. The revenue associated with this grant is recorded as the related costs and expenses are incurred.
Research and Development. During the three month and nine month periods ended September 30, 2008, we incurred $1,362,490 and $2,725,176, respectively, of research and development expense as compared to $360,227 and $1,273,245, respectively, during the three month and nine month periods ended September 30, 2007. Research and development expense for the three month and nine month periods of 2008 includes stock compensation expense of $53,712 and $438,937, respectively, while the comparable periods of 2007 include stock compensation expense of $173,014 and $186,899, respectively (see discussion below). Research and development expenses vary considerably on a quarter-to-quarter basis, depending on our need for vaccine manufacturing and testing of manufactured vaccine by third parties. The increase in research and development expense from the 2007 period to the 2008 period is due primarily to costs associated with our vaccine manufacturing activities in preparation for the commencement of Phase 2 clinical testing, and also due to higher costs associated with the addition of new personnel. Our planned human clinical trials will be conducted and funded by the HVTN, but we will be responsible for the manufacture of vaccine product to be used in the trials. We expect that our research and development costs will increase as we enter Phase 2 clinical trials and will continue to significantly increase as we progress through the human clinical trial process leading up to possible product approval by the FDA.
General and Administrative Expense. During the three month and nine month periods ended September 30, 2008, we incurred general and administrative costs of $698,948 and $2,322,292, respectively, as compared to $814,803 and $1,864,978, respectively, during the three month and nine month periods ended September 30, 2007. General and administrative costs include officers’ salaries, legal and accounting costs, patent costs, amortization expense associated with intangible assets, and other general corporate expenses. The principal reason for the changes in general and administrative expense for the three month and nine month periods of 2008 as compared to the comparable 2007 periods is that stock-based compensation expense amounted to $352,118 and $1,181,358 during the three and nine month periods ended September 30, 2008, respectively, while the comparable periods of 2007 include stock-based compensation expense of $480,304 and $741,403, respectively (see discussion below). We expect that our general and administrative costs will increase in the future in support of expanded research and development activities.
Stock-Based Compensation Expense. During the three month and nine month periods ended September 30, 2008, we recorded total stock-based compensation expense of $405,830 and $1,620,295, respectively, which is included in research and development expense, or general and administrative expense according to the classification of cash compensation paid to our employees, consultants and director to whom the stock compensation awards were granted. These figures include amounts related to the issuance of stock options to employees and directors, extension of existing stock option contracts, and common stock and stock purchase warrants issued to consultants. Stock-based compensation expense for the three month and nine month periods ended September 30, 2007 was $653,318 and $928,302, respectively. Stock-based compensation expense is calculated and recorded in accordance with the provisions of SFAS 123R. We adopted SFAS

123R using the prospective application method which requires us to apply its provisions prospectively to new awards and to awards modified, repurchased or cancelled after December 31, 2005. Awards granted after December 31, 2005 are valued at fair value in accordance with the provisions of SFAS 123R and recognized on a straight line basis over the service periods of each award. As of September 30, 2008, there was $1,945,484 of unrecognized compensation expense related to stock-based compensation arrangements.
Other Income & Expense. Interest income for the three month and nine month periods ended September 30, 2008 was $16,828 and $52,927, respectively, as compared to $9,511 and $52,297, respectively, for the three months and nine month periods ended September 30, 2007. The variances between periods are primarily attributable to the incremental cash balances available for investment during each respective period.
Item 3 Quantitative and Qualitative Disclosures About Market Risk
We do not currently have any market risk sensitive instruments held for trading purposes or otherwise, therefore, we do not have exposure to interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market risks.
Item 4 Controls and Procedures
Evaluation of disclosure controls and procedures
Disclosure controls and procedures are controls and other procedures that are designed to ensure that the information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, as amended (Exchange Act), is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to management, including the chief executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
Our management has carried out an evaluation, under the supervision and with the participation of our President and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our President and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.
Changes in internal control over financial reporting
There was no change in our internal control over financial reporting that occurred during the three months ended September 30, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 2 Unregistered Sales of Equity Securities and Use of Proceeds
On July 24, 2008 we sold 500,000 shares of our common stock, $0.001 par value, to Fusion Capital Fund II, LLC (“Fusion”) related to a Common Stock Purchase Agreement dated May 8, 2008 (the “Purchase Agreement”) for an aggregate purchase price of $80,000. We also issued to Fusion an additional 19,844 shares of our common stock as a partial settlement of the commitment fee for entering into the Purchase Agreement.
On September 3, 2008 we sold 551,724 shares of our common stock, $0.001 par value, to Fusion related to the Purchase Agreement for an aggregate purchase price of $80,000. We also issued to Fusion an additional 19,844 shares of our common stock as a partial settlement of the commitment fee for entering into the Purchase Agreement.
On September 18, 2008 we sold 571,429 shares of our common stock, $0.001 par value, to Fusion related to the Purchase Agreement for an aggregate purchase price of $80,000. We also issued to Fusion an additional 19,844 shares of our common stock as a partial settlement of the commitment fee for entering into the Purchase Agreement.
For all of the aforementioned transactions with Fusion, we relied on section 4(2) of the Securities Act of 1933 to issue the common stock and warrant, inasmuch as the common stock was issued to a single private entity which is an accredited investor that purchased its securities as an investment in a private transaction without any form of general solicitation or general advertising.
On July 1, 2008 we issued 100,000 shares of our common stock, $0.001 par value, to Equinox One Consulting, LLC (“Equinox One”) related to a Consulting Agreement previously reported on Form 8-K on January 18, 2008. We relied on section 4(2) of the Securities Act of 1933 to issue the common stock and warrant, inasmuch as the common stock was issued to a single private entity which is an accredited investor that purchased its securities as an investment in a private transaction without any form of general solicitation or general advertising.